Filed Pursuant to Rule 433
Registration Statement No. 333-283969

Leveraged Market-Linked Step Up Notes

Leveraged Market-Linked Step Up Notes Linked to an International Equity Index Basket
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure
An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P/ASX 200 Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.

Payout Profile at Maturity
•   If the Market Measure is flat or increases, you will receive the greater of (a) a return of 16.00% and (b) a leveraged return equal to [101.00% to 121.00%] of the percentage increase in the Market Measure
•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Participation Rate	[101.00% to 121.00%], to be determined on the pricing date
Step Up Payment	$1.60 per unit, a 16.00% return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036126027753/ef20077184_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

•	Recent executive orders could adversely affect your investment in the notes.
The final terms of the notes will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00000	-100.0000%
-50.00%	$5.00000	-50.0000%
-40.00%	$6.00000	-40.0000%
-30.00%	$7.00000	-30.0000%
-20.00%	$8.00000	-20.0000%
-10.00%	$9.00000	-10.0000%
0.00%(1)(2)	$11.60000(3)	16.0000%
4.00%	$11.60000	16.0000%
8.00%	$11.60000	16.0000%
12.00%	$11.60000	16.0000%
14.42%	$11.60062	16.0062%
16.00%	$11.77600	17.7600%
20.00%	$12.22000	22.2000%
30.00%	$13.33000	33.3000%
40.00%	$14.44000	44.4000%
50.00%	$15.55000	55.5000%
(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This hypothetical percentage change corresponds to the Starting Value.
(3)	This amount represents the sum of the principal amount and the Step Up Payment of $1.60.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.